Mail Stop 6010


	September 11, 2006


Eitan Gertel
Chief Executive Officer
Optium Corporation
500 Horizon Drive, Suite 505
Chalfont, Pennsylvania 18914

Re:	Optium Corporation
	Amendment No. 1 to Registration Statement on Form S-1
	Filed August 29, 2006
	Registration No. 333-135472

Dear Mr. Gertel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Overview

1. We note your response to prior comment 5. Please provide us with independent and objective support for the basis of your belief that you are a leading supplier of high-performance optical subsystems for use in telecommunications and cable TV network systems. For example, please provide us with market share data which shows your leadership position as a supplier to those segments of the market.

Our Strategy, page 4

2. We note the revisions you have made in the first bullet point and throughout your prospectus in response to our prior comment 17. However, it is still unclear how your strategy described in the first bullet point distinguishes you from your competitors. For example, does the strategy described mean that since some of the networking systems vendors have exited the fiber optics components business that you are able to fill a portion of that void with your products?
If
so, please clarify how and why you are "well positioned" to respond to this industry development. Clarify how your products are or will be more "complex and integrated."

The Offering, page 6

3. We note your response to prior comment 7 and your revisions.
Please also indicate the number of shares of common stock that will be reserved for issuance under your 2006 Stock Option and Incentive
Plan.

Dilution, page 24

4. We note the disclosure you have added in response to prior comment
10. Please tell us why the pro forma net tangible book value per share after the offering would be "a deficit" if the underwriters exercise their over-allotment option.

Management`s Discussion and Analysis..., page 31

Critical Accounting Policies and Estimates, page 34

Stock-based Compensation, page 36

5. We note your response to prior comment 20 and the revised disclosures on pages 37 to 39. Please respond to the following:
* Tell us and revise the filing to disclose your reasons for selecting a 35% discount rate to determine the present value of the expected future equity values in 2006, 2007 and 2008.
* Revise to disclose the probability weighting applied to each of the three possible liquidity scenarios.

6. In addition to the 35% discount discussed in the comment above, we note that you also applied a 20% discount to account for the lack of marketability. Tell us how you concluded that an additional 20% discount rate was reasonable to account for the lack of marketability or revise to clarify.

Business, page 51

7. We note your response to prior comment 28. Please disclose the substance of your response to that comment in your prospectus.

8. We understand from your response to comment 28 that your products are based on the MSA standards, but that within those standards your products are customized to a customer`s particular requirements. If so, please clarify in greater detail how your products offer "higher performance and greater functionality" and allow your customers to "add additional product features" such as "enhanced signal monitoring and alarming" that your customers could not otherwise obtain from other suppliers. For example, clarify whether your optical systems perform at levels higher than the minimum standards established by the MSAs and clarify how your signal monitoring and alarming features differ from the digital diagnostics standards established in the MSAs. If you have proprietary features, please make that clear.

Industry Background, page 52

9. We note that the Infonetics Research, Inc. report that you provided in support of the data on the approximate market size of sales of ROADM-enabled equipment in 2005 was based on an estimate of the market size at the beginning of 2005. Please tell us whether those predictions proved to be accurate.

Director Compensation, page 65

10. We note your response to prior comment 34. Please briefly indicate in your prospectus the reason why Mr. Johnson`s stock option grant was cancelled.

Consolidated Financial Statements, page F-1

11. Please revise to provide updated financial information as required by Rule 3-12 of Regulation S-X.

Note 2.  Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

12. We note your response to prior comment 45. We do not see where you have addressed the first point in our comment. Please revise this note to disclose your accounting policy for the evaluation units you offer to customers. Discuss how the evaluation periods for the units impact the timing of your revenue recognition.

Part II

Item 13.  Other Expenses of Issuance and Distribution, page II-1

13. Based on your response to prior comment 52, it appears that you will be obtaining a policy in connection with your offering that insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering or sale of your securities. As such, please include in the disclosures required by the Instruction to Item 511 of Regulation S-K.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Vaughn at (202) 551-3643 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any other
questions.

	Sincerely,



	Perry J. Hindin
	Special Counsel


cc (via fax):  John J. Egan III, Esq.
	John B. Steele, Esq.

Eitan Gertel
Optium Corporation
September 11, 2006
Page 1